03011735

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL RECEIVED MAR 31 2003 WASH. D.C. 181 PROCESSING SECTION

SEC FILE NUMBER
8-53698

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chicago Analytic Trading Company, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One North Wacker Drive, Suite 4700
(No. and Street)

Chicago (City) Illinois (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Samuel G. Crispino 312-334-1520
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Silver & Company
(Name – *if individual, state last, first, middle name*)

8833 Gross Point Road, Suite 306 (Address) Skokie (City) Illinois (State) 60077 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Samuel G. Crispino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chicago Analytic Trading Company, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
SANDRA M. SZEREDY
Notary Public, DuPage County, Illinois
My Commission Expires Oct. 27, 2006

this 27 March 2003

[signature]
Signature

President
Title

Sandra M Szeredy
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHICAGO ANALYTIC TRADING COMPANY, L.L.C.

REPORT FOR THE YEAR ENDED DECEMBER 31, 2002

CHICAGO ANALYTIC TRADING COMPANY, L.L.C.

TABLE OF CONTENTS

	PAGE
Independent Auditors' Report	1
Balance Sheet as of December 31, 2002	2
Statement of Income and Members' Equity for the Year Ended December 31, 2002	3
Statement of Cash Flows for the Year Ended December 31, 2002	4
Notes to Financial Statements	5 - 7
Additional Information	
Schedule of Operating Expenses for the Year Ended December 31, 2002	8
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	9

MICHAEL SILVER & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

EARL E. HOLTZMAN, CPA
NEIL FRIEDMAN, CPA
HARVEY FAYER, CPA
STEVEN LEVINSON, CPA, CVA
LARRY ISAACSON, CPA
ELIOT H. ROSENWALD, CPA, CVA
EUGENE J. SOLAR, CPA

STEVEN D. HANDLER, CPA
JOSEPH P. ROZNAI, CPA
BURTON M. EISENBERG, CPA
ERIC A. LARSON, CPA
GREGORY D. TEISTER, CPA

Of Counsel
MARK R. GOLDSTICK, CPA

INDEPENDENT AUDITORS' REPORT

To the Members
Chicago Analytic Trading Company, L.L.C.

We have audited the accompanying balance sheet of Chicago Analytic Trading Company, L.L.C. as of December 31, 2002, and the related statements of income and members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chicago Analytic Trading Company, L.L.C. as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements. The additional information on page 8 has not been subjected to the auditing procedures applied in the audit of the basic financial statements and, accordingly, we express no opinion on it. The additional information on page 9 is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Michael Silver & Company
Certified Public Accountants

Skokie, Illinois
March 7, 2003

CHICAGO ANALYTIC TRADING COMPANY, L.L.C.

BALANCE SHEET
DECEMBER 31, 2002

ASSETS

Current Assets	
Cash	$ 307,669
Accounts receivable	138,744
Prepaid expenses	6,534
Total current assets	452,947
TOTAL ASSETS	$ 452,947

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities	
Accounts payable	$ 2,669
Accrued payroll and related taxes	192,840
Total current liabilities	195,509
Members' Equity	257,438
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 452,947

The accompanying notes are an integral part of these financial statements.

CHICAGO ANALYTIC TRADING COMPANY, L.L.C.

STATEMENT OF INCOME AND MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

Revenue	$ 349,034
Operating Expenses	285,128
Operating Income	63,906
Interest Income	28,633
Net Income	92,539
Members' Equity - Beginning Of Year	-
Members' Contributions	164,899
Members' Equity - End Of Year	$ 257,438

The accompanying notes are an integral part of these financial statements.

CHICAGO ANALYTIC TRADING COMPANY, L.L.C.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

INCREASE (DECREASE) IN CASH	
Cash Flows From Operating Activities:	
Net income	$ 92,539
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Increase in:	
Accounts receivable	(138,744)
Prepaid expenses	(6,534)
Increase in:	
Accounts payable	2,669
Accrued payroll and related taxes	192,840
Total adjustments	50,231
Net cash provided by operating activities	142,770
Cash Flows From Financing Activities:	
Contributions from members	164,899
Net Increase In Cash and Cash, End of Year	$ 307,669

The accompanying notes are an integral part of these financial statements.

CHICAGO ANALYTIC TRADING COMPANY, L.L.C.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

1 - Nature Of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company was organized November 1, 2001 pursuant to the Delaware Limited Liability Company Act. Under the Delaware Limited Liability Act neither a member nor a manager of an L.L.C. is personally liable for a debt, obligation, or liability of the L.L.C. arising in a contract, tort, or otherwise.

The Company claims exemption to Rule 15c3-3 under subparagraph k(2)(B). The provision of the rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers, and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

2 - Summary Of Significant Accounting Policies

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

No provision for taxes on income is required since the members report their proportionate share of taxable income in their respective income tax returns. The Company is subject to certain state income taxes.

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The Company clears its securities transactions through another broker-dealer on a fully disclosed basis. The amount shown as accounts receivable consists of commissions and interest receivable from the clearing broker-dealer.

3 - Lease Commitments

The Company leases office space from an entity related through common ownership through August 2012. Rent payments of $11,667 are due monthly. The Company is also responsible for its pro rata share of the operating expenses and real estate taxes. Rent expense, including real estate taxes and operating expenses, was $43,094 for the year ended December 31, 2002.

Future minimum lease payments are as follows:

Years ending December 31,		
2003	$	140,000
2004		140,000
2005		140,000
2006		140,000
2007		140,000
Thereafter		641,667
Total	$	1,341,667

4 - Concentration Of Credit Risk

The Company maintains cash accounts at various financial institutions and has credit risk for balances in excess of federally insured limits.

5 - 401(k) Plan

The Company, along with an entity related by common ownership, sponsors a defined contribution plan that covers eligible employees, as defined in the plan. Participants may contribute from 1% to 15% of their compensation. The Company makes matching contributions of up to 50% of the first 3% contributed by the participants. Employer contributions to the plan for the year ended December 31, 2002 were $77.

6 - Related Party Transactions

The Company acts as an introducing broker to four limited partnerships, whose General Partner is a related entity through common ownership. All commissions earned for the year ended December 31, 2002 were generated through the trading activity of the four limited partnerships. If these Partnerships cease to exist, or decline substantially in trading activity, the Company would be severely affected.

7 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to1). The Company's SEC net capital requirement is $5,000. The Company's clearing broker requires the Company to maintain net capital equal to or greater than the amount required by the SEC net capital rules applicable to a correspondent introducing broker or $150,000. As of December 31, 2002, the Company had net capital of $242,003, which was $92,003 in excess of its required net capital as calculated in accordance with Rule 15c3-1. The Company's net capital ratio was .81 to 1.

ADDITIONAL INFORMATION

CHICAGO ANALYTIC TRADING COMPANY, L.L.C.

SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2002

Salaries, benefits and payroll taxes	$ 229,250
Advertising and promotion	150
Computer expenses	2,752
Insurance	598
Office expenses	660
Professional fees	2,200
Rent expense	43,094
Licenses	6,424
Total operating expenses	$ 285,128

See disclaimer of opinion in Independent Auditors' Report.

CHICAGO ANALYTIC TRADING COMPANY, L.L.C.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2002

Net Capital		
Total members' equity		$ 257,438
Deduct members' equity not allowable for net capital		-
Total members' equity qualified for net capital		257,438
Add:		
No additional items to add		-
Total capital and allowable subordinated borrowings		257,438
Deductions and/or charges:		
Nonallowable assets:		
Other receivables	8,901	
Other assets	6,534	
	15,435	
		15,435
Net Capital		$ 242,003
Aggregate Indebtedness		
Items included in statement of financial condition:		
Payable to clearing broker		2,669
Other accounts payable and accrued expenses		192,840
Total Aggregate Indebtedness		$ 195,509
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required in Accordance with NASD Regulations		$ 5,000
Excess Net Capital		$ 237,003
Ratio: Aggregate Indebtedness to Net Capital		0.81 to 1
Reconcilation with company's computation (included in Part II of Form X-17a-5 as of December 31, 2002)		
Net Capital, as reported in Company's Part II (unaudited) FOCUS report		$ 367,003
Audit Adjustments to record additional compensation		125,000
Net Capital per above		$ 242,003